Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
		(in thousands, except per share amounts)
Earnings:
Pretax income (loss) before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees	(1,573)	$(5,472)	$(14,251)	$31,383	$25,702	$20,754
Fixed charges	652	2,826	2,128	2,244	2,350	1,621
Distributed income of equity investees	—	197	314	294	217	184
Noncontrolling interest in pre-tax income of subsidiaries that have no incurred fixed charges	(39)	(210)	(314)	(348)	(208)	(139)

Total earnings for ratio	(960)	$(2,659)	$(12,123)	$33,573	$28,061	$22,420

Fixed Charges:
Interest expense	576	2,531	1,899	2,005	1,689	1,449
Amortized premiums, discounts and capitalized expenses related to indebtedness	43	177	155	180	594	103
Estimated interest within rental expense	33	118	74	59	67	69
Ratio of Earnings to Fixed Charges(1)	— (2)	— (3)	— (4)	15.0	11.9	13.8

(1)	In calculating the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus distributed income of equity investees, less the noncontrolling interest in pre-tax income of subsidiaries that have no incurred fixed charges. “Fixed charges” represent interest incurred and amortization of debt costs.
(2)	Due to our loss in the first quarter of 2017, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $1.6 million to achieve a coverage ratio of 1:1.
(3)	Due to our loss in 2016, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $5.5 million to achieve a coverage ratio of 1:1.
(4)	Due to our loss in 2015, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $14.2 million to achieve a coverage ratio of 1:1.